UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53608

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **UHY CAPITAL GROUP, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27725 Stansbury Blvd, Ste. 385
(No. and Street)

Farmington Hills	**MI**	**48334**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	**(770) 263-6003**	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPA's PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Ste. 32	**Atlanta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)
6/25/2009		**1952**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex Conti, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UHY Capital Group, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

BETH S DANNA
Notary Public - State of Michigan
County of Oakland
My Commission Expires Apr 17, 2031
Acting in the County of Oakland

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UHY CAPITAL GROUP, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)
Financial Statements
For the Year Ended
December 31, 2024
With
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
UHY Capital Group, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UHY Capital Group, LLC (a wholly owned subsidiary of UHY Advisors, Inc) as of December 31, 2024, the related statements of operations and changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of UHY Capital Group, LLC (a wholly owned subsidiary of UHY Advisors, Inc) as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UHY Capital Group, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s management. Our responsibility is to express an opinion on UHY Capital Group, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of UHY Capital Group, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s financial statements. The supplemental information is the responsibility of UHY Capital Group, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 13, 2025

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

UHY Capital Group, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

ASSETS

ASSETS

Cash and cash equivalents	$	279,638
Current Trade Receivables	$	3,104
Due From Parent	$	18,799
TOTAL ASSETS	**$**	**301,541**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses	$	12,350
Total Liabilities		12,350
MEMBER'S EQUITY		289,191
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**301,541**

The accompanying notes are an integral part of these financial statements.

3

UHY Capital Group, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
For the Year Ended December 31, 2024

REVENUE
Referred fee income:

Unaffilated Representatives	$ 216,467
Total Revenue	216,467

OPERATING EXPENSES

Administrative expense	92,057
Management fees	36,000
Professional fees	79,750
Regulatory fees	6,781
Total operating expenses	214,588

NET INCOME	1,879
MEMBER'S EQUITY - Beginning of year	287,312
MEMBER'S EQUITY - End of year	$ 289,191

The accompanying notes are an integral part of these financial statements.

UHY Capital Group, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

CASH FLOWS USED BY OPERATING ACTIVITIES

Net income	$	1,879
Adjustments to reconcile net income to net cash flows used in operating activities		
Changes in operating assets and liabilities		
Accrued expenses		2,090
Accrued receivables		(3,104)
Due from related party		129,544
Due to related party		(1,488)
Net Cash Flows Provided By Operating Activities	$	128,921
CASH AND CASH EQUIVALENTS - Beginning of year		150,717
CASH AND CASH EQUIVALENTS - End of year	$	279,638

The accompanying notes are an integral part of these financial statements.

UHY Capital Group, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024

Note 1   **Organization and Summary of Significant Accounting Policies**

Nature of Operations
UHY Capital Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation formed on December 22, 2000 and is a wholly-owned subsidiary of UHY Advisors, Inc. (the "Parent"). The Company began operations on April 1, 2002, as Centerprise Capital, LLC. In 2014, the company changed its name to UHY Advisors Corporate Finance, LLC to more accurately represent its affiliation with the Parent. In 2023, to comply with the SEC's Regulation Best Interest (Reg BI), the company changed its name to UHY Capital Group, LLC.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in an area bank. Cash balances are insured up to $250,000 per bank by the FDIC. The excess above FDIC is $29,638 at December 31,2024.

Reserves and Custody of Securities
The Company is an override broker/dealer under an agreement with non-affiliated broker/dealers. The un-affiliated broker/dealers pay referral fees to the Company on transactions generated by employees of its affiliates. The Company does not carry any customer accounts and does not interact with customers of the non-affiliated broker/dealers.

Referral Fee Revenue
The Company was formed by its parent to be able to offer a range of services to clients of its parent, including brokerage services. Certain employees of the parent are registered with non-affiliated brokerage firms and conduct securities brokerage activity, the net cash generated by the representatives are transferred to the Company as referral fees. These fees are transferred to the parent through an agreement discussed in Note 5 - Related Party Transactions. The registered reps are paid a salary by the parent which may include a bonus based on brokerage activity from the Company funds transferred to the parent.

Revenue Recognition
On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue from Contracts with Customers:
Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.
Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Referral Fees:
The Company earns referral fees from two sources. It contracts with its unaffiliated registered representatives who work for its parent. The Representatives have agreements with the parent to refer fees to the Company. Referral fees earned consist of commissions paid to the unaffiliated registered representatives through the unaffiliated broker dealer and clearing firm where they are registered. Amounts paid to the company are net of clearing charges. Referral fees are recognized when the funds are paid to the company which is not materially different than the trade date. The second source of referral fees are on funding deals which the Company identifies funding clients for its customers. The referral fee is recognized upon closing of the sourced funding deal.

Note 1   **Organization and Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.

The Company has no uncertain tax positions at December 31, 2024

Basis of Accounting
The Company maintains its books and records on the accrual basis of Accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principles which is required by the SEC and FINRA. The Company is evaluating new accounting standards and will implement as required.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2   **Financial Instruments and Concentration of Risk**
Financial instruments subject to risk concentration is cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

Note 3   **Contingencies & Commitments**
The Company is subject to litigation in the normal course of business. The Company had no litigation matters during 2024.

Note 4   **Net Capital Requirements**
The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $270,392 and its ratio of aggregate indebtedness to net capital was 0.46 to 1.00.

Note 5   **Related Party Transactions**
The Company is wholly owned by UHY Advisors, Inc. The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2024, the Company was subject to a License and a Services Agreement both between the Company and the Parent, which were amended effective January 1, 2020, and again December 1, 2021. Under the license agreement in 2024, the Company recorded a licensing fee of $92,057 to the Parent. This amount is included in Administrative expense on the Statement of Operations and Member's Equity. The licensing fee allows the use of the Parent's name, software, accounting, and management business as well as access to certain employees of the Parent based on 98% of net income before deducting the management fee mentioned below. The obligation is settled periodically during the course of the year.

Under the services agreement, the Company is also provided certain management and administrative services, including monthly financial statement preparation and review by personnel of the Parent. During the term of the agreement, the Parent company will receive a monthly services fee of $3,000. Fees charged under this agreement during the year ended December 31, 2024 were $36,000. This amount is included in Management Fees on the Statement of Operations and Member's Equity. The terms are monthly.

During the year ended December 31, 2023, the Company made cash advances to the Parent totaling $460,000 in addition to the payment of the its obligations under the above agreements. The net amount due from the Parent at December 31, 2024 was

Note 6 $18,799 included on the accompanying Statement of Financial Condition.

Subsequent Events
The Company has performed an evaluation of subsequent events through March 13th, 2025, the date the financial statements were issued.

The Company's unrelated registered representative is investigating a possible discrepancy in the fee paid to the representatives by their clearing broker. This fee is referred to the Company. The representatives and Company may have been under

Note 7   paid and the effect has not been determined as of the issuance date of these financial statements.

Accounts Receivable
The amount in accounts receivable has been determined to be collectable and no valuation allowance is necessary.

Note 8   **Single Reportable Segment**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of receipt of referral fees from other broker/dealers and investment banking services. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SUPPLEMENTAL INFORMATION

UHY Capital Group, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEA RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

Computation of Net Capital

Total member's equity	$ 289,191
Deduction for non-allowable assets	18,799
Total non-allowable assets	18,799
Net capital before haircuts	270,392
Less haircuts	-
Net capital	270,392
Aggregate Indebtedness	12,350
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess Net capital	$ 265,392
Ratio of aggregate indebtedness to net capital	.046 to 1.00

Reconciliation with the Company's Computation of net Capital included in Part IIA of Form X-17A-5 as of December 31, 2024:

There is no significant difference between net capital as computed above and net capital as reported on Part IIA of Form X-17A-5 as of December 31, 2024.

The accompanying notes are an integral part of these financial statements.

UHY Capital Group, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEA RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Footnote 74 of SEC Release No. 34-70073

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEA RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Footnote 74 of SEC Release No. 34-70073

The accompanying notes are an integral part of these financial statements.

7

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
UHY Capital Group, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

We have reviewed management's statements for the year ended December 31, 2024, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) UHY Capital Group, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation referred from employees of its parent who are registered with non-affiliated clearing broker dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UHY Capital Group, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UHY Capital Group, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 13, 2025

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

UHY CAPITAL GROUP, LLC

Exemption Report

UHY Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to the Company; referred transactions from employees of its parent who are registered with non-affiliated clearing broker dealers; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Alex Conti, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Alex Conti, CEO

3/6/2025
_____
Date